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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


Check One: [X] Form 10-K [] Form 20-F [] Form 11-K [] Form 10-Q [] Form N-SAR

For the period ended:  Fiscal Year Ended November 2, 1996
                       ----------------------------------

[   ]  Transition Report on Form 10-K
[   ]  Transition Report on Form 20-F
[   ]  Transition Report on Form 11-K
[   ]  Transition Report on Form 10-Q
[   ]  Transition Report on Form N-SAR
For the transition period ended:   N/A
                                 -------


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify
the Item(s) to which the notification relates:   N/A
                                               -------

______________________________________________________________________________

PART I  -  REGISTRANT INFORMATION


                              B.B. WALKER COMPANY
                            -----------------------
                            Full Name of Registrant

                             414 EAST DIXIE DRIVE
                     -------------------------------------
                     Address of Principal Executive Office

                               ASHEBORO, NC 27203
                            ------------------------
                            City, State and Zip Code

______________________________________________________________________________

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B.B. Walker Company
Form 12b-25

PART II  -  RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):


     | (a) The reasons described in reasonable detail in Part III of this form
     |     could not be eliminated without unreasonable effort or expense;
     | (b) The subject annual report, semi-annual report, transition report on
     |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof,
 [X] |     will be filed on or before the fifteenth calendar day following the
     |     prescribed due date; or the subject quarterly report or transition
     |     report on Form 10-Q, or portion thereof, will be filed on or before
     |     the fifth calendar day following the prescribed due date; and
     | (c) The accountant's statement or other exhibit required by Rule
     |     12b-25(c) has been attached if applicable.


PART III  -  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

B.B. Walker Company (the "Registrant") is currently renegotiating certain financial covenants of its revolving credit and term loan agreement with Mellon Bank, N.A. (the "Bank"). Renegotiation of these covenants is necessary for completion of the Registrant's financial statements for the fiscal year ended November 2, 1996 and the rendering of an opinion by the Registrant's independent auditors. Although the Registrant and the Bank have orally agreed to the principal terms of the renegotiated covenants, documenting these agreements in the form of amendments to the loan agreements has proven to be extremely time-consuming because of the complexity of the lending arrangement and the demand of additional information by the Bank. The Registrant has attempted to complete the process of filing the annual report on Form 10-K within the prescribed time period but has been unable to do so. Registrant expects to be able to complete and file its Form 10-K by February 14, 1997.
______________________________________________________________________________


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B.B. Walker Company
Form 12b-25

PART IV  -  OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   John R. Whitener               Controller               (910) 625-1380
   ----------------               ----------              ----------------
         Name                       Title                 Telephone Number


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
    Section 30 of the Investment Company Act of 1940 during
    the preceding 12 months (or for such shorter period that
    the registrant was required to file such reports) been
    filed?  If answer is no, identify report(s):  N/A           [X] Yes  [] No
                                                 -----


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last
    fiscal year will be reflected by the earnings statements
    to be included in the subject report or portion thereof?    [X] Yes  [] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates reporting a net loss of $4,041,119, or $2.34 per share, for the fiscal year ended November 2, 1996 compared to a net loss of $1,244,465, or $.72 per share, for the fiscal year ended October 28, 1995.
The change of $2,796,654 can be attributed to lower sales volume in 1996 compared to 1995. The Registrant's net sales in 1996 were $37,505,806 compared to net sales of $43,452,854 in 1995. Weak spending at the retail level resulted in orders to restock inventory being lower than the prior year. In addition, the reduction in orders impacted the ability of the Company to operate its plants efficiently resulting in unfavorable manufacturing variances. Another factor was significant competition which led to aggressive pricing and promotions that eroded the Company's margins. Finally, the Company eliminated certain styles from its product lines and, accordingly, made lower of cost or market adjustments to inventories and recorded accruals accruals for adjustments to personnel levels.


                              B.B. WALKER COMPANY
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  JANUARY 31, 1997         By  WILLIAM C. MASSIE
      ----------------             -------------------------------------------
                                   William C. Massie, Executive Vice President
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